EXHIBIT 12.1

Brandywine Realty Trust
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Share Distributions
(in thousands)

	For the years ended December 31,
	2011	2010	2009	2008	2007

Earnings before fixed charges:
Add:
Income (loss) from continuing operations before non-controlling interest and equity in earnings from unconsolidated real estate ventures (a)	$(17,007)	$(36,581)	$(481)	$(10,912)	$(1,752)
Distributed income of equity investees	2,600	657	1,557	7,639	6,900
Amortization of capitalized interest	3,564	3,527	3,166	2,801	2,170
Fixed charges - per below	140,356	148,500	152,126	170,589	185,308
Less:
Capitalized interest	(1,997)	(10,385)	(8,893)	(16,746)	(17,885)

Earnings before fixed charges	$127,516	$105,718	$147,475	$153,371	$174,741

Fixed charges and Preferred Distributions:
Interest expense from continuing operations (including amortization)	$136,396	$136,410	$141,604	$152,096	$165,647
Capitalized interest	1,997	10,385	8,893	16,746	17,885
Ground leases and other	1,963	1,705	1,629	1,747	1,776

Total Fixed Charges	140,356	148,500	152,126	170,589	185,308

Income allocated to preferred shareholders	7,992	7,992	7,992	7,992	7,992

Total Preferred Distributions	7,992	7,992	7,992	7,992	7,992

Total combined fixed charges and preferred distributions	$148,348	$156,492	$160,118	$178,581	$193,300

Ratio of earnings to combined fixed charges and preferred distributions	(b)	(b)	(b)	(b)	(b)

(a) Amounts for the years ended December 31, 2011, 2010, 2009, 2008, and 2007 have been reclassified to present properties sold. As a result, operations have been reclassified to discontinued operations from continuing operations for all periods presented.

(b) Due to the registrant's loss in the period, the coverage ratio was less than 1:1. The registrant must generate additional earnings of $20,832 for the year ended December 31, 2011, $50,774 for the year ended December 31, 2010, $12,643 for the year ended December 31, 2009, $25,210 for the year ended December 31, 2008, and $18,559 for the year ended December 31, 2007 to achieve a coverage ratio of 1:1.